ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

May 26, 2017	William M. Beaudoin T + 617 854-2337 william.beaudoin@ropesgray.com

VIA EDGAR

Ms. Ashley Vroman-Lee, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	AMG Funds III (Registration Nos. 002-84012 and 811-03752)

Dear Ms. Vroman-Lee:

I am writing on behalf of AMG Funds III (the “Trust”) to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) to Post-Effective Amendment No. 111 under the Securities Act of 1933, as amended (the “1933 Act”), to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) filed on March 31, 2017, relating to AMG Managers Cadence Emerging Companies Fund (the “Fund”), a series of the Trust. The Trust appreciates this opportunity to respond to the Staff’s comments. The Staff’s comments and the Trust’s responses are set forth below. Certain defined terms used herein have the meaning set forth in the Fund’s prospectus (the “Prospectus”).

General

1.    Comment: The Staff notes that certain material information was omitted from Post-Effective Amendment No. 111. Please confirm all information will be filed with the SEC in a post-effective amendment to the Trust’s Registration Statement relating to the Fund to be filed pursuant to Rule 485(b) under the 1933 Act (the “485(b) Amendment”).

Response: The Trust confirms that all information identified as omitted from Post-Effective Amendment No. 111 will be filed with the SEC in the 485(b) Amendment.

2.    Comment: Please consider including a strategy of active and frequent trading of the Fund’s portfolio as a principal investment strategy of the Fund given that the Fund’s portfolio turnover rate during the most recent fiscal year was 150% of the average value of its portfolio.

Response: Active and frequent trading of the Fund’s portfolio securities is not a principal investment strategy of the Fund and, as such, the Fund respectfully declines to include such disclosure. The Trust notes that the section “Additional Information About the Fund—Other Important Information About the Fund and Its Investment Strategies and Risks—Portfolio Turnover” includes the following disclosure: “The Fund may sell any security when it believes the sale is consistent with the Fund’s investment strategies and in the Fund’s best interest to do so. This may result in active and frequent trading of portfolio securities.”

3.    Comment: Under “Summary of the Fund – Fees and Expenses of the Fund,” please explain why footnote 1 to the Annual Fund Operating Expenses table states that Class Z expenses are based on estimates for the current fiscal year. The Staff notes that Form N-1A only explicitly permits “New Funds” (funds with six months or less of operating results) to estimate other expenses.

Response: Class Z shares will commence operations on or following the date of the Prospectus and therefore had no annual fund operating expenses during the Fund’s most recently completed fiscal year. The Trust believes that it is reasonable to treat a new class the same way it would treat a new fund for purposes of disclosing amounts in the Annual Fund Operating Expenses table. Analogous to Instruction 6 to Item 3 of Form N-1A with respect to new funds, the Trust has included footnote disclosure indicating Class Z annual fund operating expenses are based on estimates for the current fiscal year. The Trust believes that this approach is not inconsistent with the requirements of Form N-1A and is helpful to prospective investors considering whether to invest in Class Z shares of the Fund.

4.    Comment: Regarding the Fund’s recoupment arrangement, please clarify that, during the recoupment period, the Investment Manager may recover from the Fund fees waived and expenses paid to the extent that such repayment would not cause the Fund’s Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursements to exceed the contractual expense limitation amount that was in effect at the time the fees were waived or the expenses were paid or the contractual expense limitation amount that is in effect at the time of the recoupment.

Response: During the recoupment period, the Investment Manager may recover from the Fund fees waived and expenses paid to the extent that such repayment would not cause the Fund’s Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursements (exclusive of the items noted in the Prospectus) to exceed the lesser of the contractual expense limitation amount that was in effect at the time the fees were waived or the expenses were paid or the contractual expense limitation amount that is in effect at the time of the recoupment. Because the recoupment provision in the Expense Limitation and Recoupment Agreement is protective of shareholders, the Trust does not believe that adding disclosure detailing the operation of this feature of the recoupment would enhance shareholder understanding. Therefore, the Trust respectfully declines to make the requested change.

5.    Comment: Please add disclosure explaining what is meant by the phrase “reasonably valued by the market” under “Summary of the Fund – Principal Investment Strategies.”

Response: The Trust notes that the full disclosure in the above referenced section is as follows: “The Subadviser seeks to find small-cap, emerging companies that have improving fundamentals (based on growth criteria) and whose stock the Subadviser believes to be reasonably valued by the market (based on value criteria).” The Trust further notes that the disclosure then provides examples of such value criteria: “The team ranks the stocks in this universe based on… a series of value criteria, such as price-to-earnings ratios and free cash flow relative to enterprise value.” Because the disclosure already indicates that the term “reasonably valued by the market” is based on value criteria and provides examples of such criteria, the Trust believes that its meaning is clear to investors and respectfully declines to make the requested change.

6.    Comment: In the “Summary of the Fund—Principal Risks” section of the Fund’s Prospectus, please include mid-cap risk, value risk, and the risk of investing in emerging companies.

Response: The Trust has added “Value Stock Risk” as a principal risk of investing in the Fund. Although the Fund may invest in mid-cap securities, the Trust respectfully submits that mid-cap risk is not a principal risk of investing in the Fund. The risks associated with investing in emerging companies are already disclosed in the Prospectus under Small- and Micro-Capitalization Stock Risk. The Trust notes that the first sentence of Small- and Micro-Capitalization Stock Risk states: “The stocks of small- and micro-capitalization companies and emerging companies may involve more risk than the stocks of larger, more established companies because they often have greater price volatility, lower trading volume, and less liquidity.”

7.    Comment: Please confirm that all four of the Fund’s portfolio managers are jointly and primarily responsible for the day-to-day management of the Fund and disclose in accordance with Form N-1A.

Response: The Trust confirms that the four portfolio managers of the Fund are jointly and primarily responsible for the day-to-day management of the Fund, and notes that such disclosure appears in the “Fund Management” section of the Prospectus.

8.    Comment: The Staff notes that the “Additional Investment Policies” section of the SAI states that “[t]he Fund reserves the right, without notice, to make any investment, or use any investment technique, except to the extent that such activity would require a shareholder vote, as discussed below under ‘Fundamental Investment Restrictions.’” The Fund is required to invest consistent with its stated investment strategy consistent with Item 16(b) of Form N-1A. Please revise the above-referenced disclosure in light of the Staff’s view that the disclosure gives the Fund too much discretion.

Response: The Trust respectfully submits that the current disclosure is appropriate and in compliance with the requirements of Form N-1A. Item 16(b) of Form N-1A requires a Fund to “describe any investment strategies, including a strategy to invest in a particular type of security, used by an investment adviser of the Fund in managing the Fund that are not principal strategies and the risks of those strategies.” Consistent with this requirement, the “Additional Investment

Policies – Investment Techniques and Associated Risks” section provides a description of the types of securities and techniques that are currently intended to be utilized by the Fund. In addition to listing the types of securities and techniques that are currently intended to be utilized by the Fund, the Trust also includes the above-referenced disclosure to inform shareholders that the Fund’s permissible investments could change over time. Therefore, the Trust respectfully declines to make the requested change.

Please direct any questions you may have with respect to this filing to me at (617) 854-2337.

Very truly yours,

/s/ William M. Beaudoin

William M. Beaudoin

cc :	Mark Duggan, Esq.

Maureen A. Meredith, Esq.

Gregory C. Davis, Esq.

Adam M. Schlichtmann, Esq.